Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

December 31, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler
Nandini Acharya
Dana Hartz
Mark Brunhofer

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012
Amendment No. 2 filed June 19, 2012
Amendment No. 3 filed July 19, 2012
Amendment No. 4 filed July 27, 2012
Amendment No. 5 filed October 22, 2012
Amendment No. 6 filed November 14, 2012
Amendment No. 7 filed December 31, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below is the response to the comment provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 20, 2012 (the “Letter”).  The response set forth below is based upon information provided to Edwards Wildman Palmer LLP by the Company.  Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement on Form S-1 (the “Registration Statement”).  These changes are reflected in Amendment No. 7 to the Registration Statement, which is being filed with the Commission contemporaneously with this letter (“Amendment No. 7”).  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Form S-1

Note 6.  Convertible Notes, page F-39

1.              Please tell us and disclose how you accounted for the July 26, 2012 amendment and how you will account for the November 14, 2012 amendment to your 2.45% Convertible Notes with NB Athyrium.  Discuss whether you determined if either modification to the terms of the notes were material and how you accounted for or will account for the modifications. Refer to ASC 470-50-40.

Response:                                        As disclosed in footnote 6 (Convertible Notes) to the Company’s December 31, 2011 financial statements, the Company’s 2.45% Convertible Note with NB Athyrium (the “Note”) originally contained provisions that allowed the Note holder to elect to do either of the following upon the occurrence of a financing event such as the Company’s planned IPO (each of which are to be settled at the IPO closing):

•                  exchange all of the then outstanding principal and accrued interest for a number of shares of common stock determined based on the IPO price (“Share Settlement”); or

•                  exchange all or a portion of the then outstanding principal and accrued interest for cash (“Cash Settlement”)

As noted above, the Share Settlement election was an “all-or-nothing election”.  The Note holder could not elect to exchange a portion of the outstanding principal and accrued interest for shares.  Rather, if such election was made, it had to be made with respect to the entire outstanding principal and accrued interest.  To the extent that the Note holder did not make any of the foregoing elections in connection with the IPO, the Note holder would continue to hold the Note until its scheduled maturity on March 16, 2015.

As disclosed in footnote 6 (Convertible Notes) to the Company’s September 30, 2012 unaudited financial statements, on July 26, 2012, the Company and NB Athyrium amended the Note (1) to permit partial Share Settlement upon the IPO closing and (2) to specify that, upon the IPO closing, the Note shall be 50% Cash Settled and 50% Share Settled.

As disclosed in footnote 9 (Subsequent Events) to the Company’s September 30, 2012 unaudited financial statements, on November 14, 2012, the Company and NB Athyrium further amended the Note to provide that (1) the Note’s stated maturity shall be February 28, 2014, rather than March 16, 2015, and (2) upon the IPO closing, 50% of the Note shall be Share Settled (as had been previously agreed) and the remaining 50% will remain outstanding until its Cash Settlement on February 28, 2014 (rather than upon the IPO closing).

The Company evaluated the accounting for the Note upon its issuance in March 2010 and concluded that it should be accounted for as a liability under ASC 480.  ASC 480-10-25-14 requires that a financial instrument embodying an unconditional obligation that the issuer must or may settle with a variable number of its equity shares be classified as a liability if, at issuance, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount. The Company also concluded that the Note’s Share Settlement provision was the Note’s predominant settlement feature.  As such, in accordance with ASC 480, the Company accounted for the Note as a liability at its issuance date fair value, with the Note discount being accreted, as interest expense, over the life of the Note using the effective interest method.

At the time of the July 26, 2012 amendment, the Company evaluated the amendment’s impact on the accounting for the Note in accordance with ASC 470-50-40-6 through 12.  The July 26, 2012 amendment only changed the ratio of stock and cash to be received upon the Note’s exchange, and as such the amendment did not result in a change to the present value of cash flows associated with the Note.  In addition, the Company concluded that the Note is deemed share-settled debt because the value the Note holder receives at settlement does not vary with the value of the Company’s equity shares; the Note’s share settlement provision is not considered a substantive conversion option. Accordingly, the amendment had no accounting effect on the Note at September 30, 2012.  The Company has revised the disclosure in footnote 6 (Convertible Notes) to its September 30, 2012 unaudited financial statements contained within Amendment No. 7 to reflect that the July 26, 2012 amendment had no accounting effect on the Note.

The Company has prepared a preliminary analysis of the accounting impact of the November 14, 2012 amendment to the Note in accordance with ASC 470-50-40.  The amendment resulted in a change to the present value of cash flows associated with the amended Note that was not “substantially different” from the present value of the remaining cash flows under the terms of the original instrument.  The Company’s preliminary conclusion is that modification or extinguishment accounting should not be applied and the impact will be handled prospectively.  The Company has revised the disclosure in footnote 6 (Convertible Notes) to its September 30, 2012 unaudited financial statements contained within Amendment No. 7 to reflect that the Company does not expect that the November 2012 amendment will be significant because the impact on cash flows on a present value basis is expected to be less than 10%.

* * *

Please direct your questions or comments regarding this letter to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella
Matthew J. Gardella

cc:	Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY 10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017